

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 15, 2010

Mr. Xiqun Yu
President and Chief Executive Officer
China Education Alliance, Inc.
58 Heng Shan Road, Kun Lun Shopping Mall
Harbin, The People's Republic of China 150090

> **RE: China Education Alliance, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 1-34386**

Dear Mr. Yu:

We have reviewed your response letter dated July 8, 2010 and your filings and have the following comments. As noted in our letter dated May 25, 2010, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

1. Organization and Description of Business, page F-7

1. We note your response to comment three from our letter dated June 29, 2010 and your proposed disclosure. It remains unclear to us why WEI does not have a readily determinable value and whether recording your investment at historical cost is appropriate. In this regard, please provide us with the following information that will enable us to better understand the substance of the transaction:

- Tell us the percentage of WEI's total assets, liabilities, revenues and net income as compared to your total assets, liabilities, revenues and net income for the fiscal years ended 2008 and 2009 and the interim period ended March 31, 2010.
- How significant the five schools in which Mr. Guo has a 51% interest are, in relation to the operations of WEI as a whole;
- Excluding the five schools, tell us the nature of the other businesses of WEI;
- Identify the parties who own the remaining 49% of the five schools and their relationship to Mr. Guo and/or you and whether Mr. Guo's transfer of his ownership interest is subject to their approval;
- Why you are unable to obtain a readily determinable value for WEI if you have management and voting control of WEI for all periods presented, including your most recent interim reporting period;
- Tell us in detail the nature of your management and voting control of WEI, including the five schools. Also, whether you have received any quantifiable benefits or have assumed any obligations as a result of this control;
- Whether any component of WEI's operations is reflected in your consolidated financial statements, apart from the five schools, and if not why;
- Tell us in more detail why the transfer of Mr. Guo's 51% interest has not been completed;
- Whether the transfer of Mr. Guo's ownership interest is subject to the approval of a government regulatory agency and if so, identify such agency;
- Whether the escrow agent still holds the shares that you issued as consideration, and if so, why you are in talks with Mr. Guo to return the 400,000 shares of common stock issued to him as stated in your response;
- How you initially considered, and reconsidered effective for all reporting periods in 2010, the applicable guidance on variable interest entities as contained in ASC Topic 810

* * * *

Please file all correspondence over EDGAR. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director